VOLKSWAGEN AG



INTERIM REPORT
JANUARY–JUNE 2003


WOB PR 247

CONTENTS

Key Figures and Facts

VOLUME DATA OF THE VOLKSWAGEN GROUP[1]

	2nd quarter			1st half		
'000 units[2]	**2003**	**2002**	**%**	**2003**	**2002**	**%**
Deliveries to customers	1,276	1,334	- 4.3	2,472	2,513	- 1.6
of which: in Germany	254	253	+ 0.3	467	478	- 2.5
abroad	1,022	1,080	- 5.4	2,005	2,035	- 1.4
Unit sales	1,296	1,314	- 1.4	2,514	2,495	+ 0.7
of which: in Germany	259	252	+ 2.9	471	462	+ 2.0
abroad	1,037	1,063	- 2.4	2,043	2,033	+ 0.5
Production	1,292	1,334	- 3.1	2,572	2,551	+ 0.8
of which: in Germany	429	457	- 6.1	867	916	- 5.3
abroad	863	877	- 1.6	1,704	1,635	+ 4.2
Employees ('000 on 30.06.2003/31.12.2002)				329.3	324.9	+ 1.3
of which: in Germany				169.3	167.0	+ 1.4
abroad				160.0	157.9	+ 1.3

FINANCIAL DATA ACCORDING TO IAS

	2nd quarter			1st half		
million €	**2003**	**2002**	**%**	**2003**	**2002**	**%**
Sales revenue	22,133	22,794	- 2.9	42,831	44,060	- 2.8
Operating profit	616	1,402	- 56.1	1,220	2,532	- 51.8
as % of sales revenue	2.8	6.2		2.8	5.7	
Profit before tax	679	1,266	- 46.3	1,010	2,263	- 55.4
as % of sales revenue	3.1	5.6		2.4	5.1	
Profit after tax	394	776	- 49.2	596	1,403	- 57.5
Earnings per ordinary share[3]						
undiluted in €	1.02	2.02	- 49.5	1.53	3.64	- 58.0
diluted in €	1.02	2.01	- 49.3	1.53	3.63	- 57.9
Cash flows from operating activities	2,167	2,848	- 23.9	4,219	5,905	- 28.6
Cash flows from investing activities	3,904	4,367	- 10.6	7,279	7,701	- 5.5
Automotive Division						
Cash flows from operating activities	1,341	2,238	- 40.1	2,874	4,690	- 38.7
Cash flows from investing activities	1,909	2,146	- 11.0	3,937	3,997	- 1.5
of which: Investments in tangible and other intangible assets	1,341	1,472	- 8.9	2,879	2,803	+ 2.7
Development costs (capitalized)[4]	516	447	+ 15.6	962	1,035	- 7.0

[1] Volume data includes the not fully consolidated vehicle-producing investments Shanghai-Volkswagen and FAW-Volkswagen.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.
[3] For details of calculation see table on page 11.
[4] See table on page 13.

- Second quarter pre-tax profit more than doubled versus first quarter 2003
- Pre-tax profit for the first half-year 2003 of 1,010 million €, 55.4 % lower than in the previous year
- Operating profit of 1,220 million € in the reporting period 51.8 % under the previous year, as a result of a continuing weak automotive market, unfavourable exchange rate developments and a continuing high level of up-front expenditure for the model launches
- Responsibility for marketing newly organized in the Group
- Increase in production capacity in China approved
- Successful launch of new Golf class models with the Touran and the Audi A3
- 5th Generation of the Golf will be presented at the IAA in September

DEVELOPMENT OF THE SHARE PRICE
JUNE 2002 TO JUNE 2003 (INDEX: AS AT JUNE 30, 2002 = 100)


120
110
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90
80
70
60
50
40
30
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Aug.
Sep.
Okt.
Nov.
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März
April
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Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50

ECONOMY

DELIVERIES

UNIT SALES, PRODUCTION, EMPLOYEES

ECONOMIC TREND

The global economy remained weak in the first half of 2003. While many countries witnessed economic stagnation, only a few regions showed any evidence of an upward trend. In the USA, moderate growth was sustained on the basis of an expansive economic policy, though consumer demand was dampened by further increases in unemployment and continuing uncertainty. In Japan, the high valuation of the Yen and weak domestic demand again led to a decline in economic activity. Following the most serious economic crisis in Argentina's history, the trend towards recovery seen there in the early part of the year has weakened again in recent months. In Brazil, the ongoing economic instability continues to depress the automobile sector. Robust domestic demand and strong export growth produced a strong upward trend in most of the emerging countries in Asia. In China, the rate of economic growth levelled out following the high growth rate seen in the first quarter, although China remained more dynamic than its international competitors.

In the countries of Western Europe, economic weakness persisted through the first half of the year. The reasons for that weakness were the low rate of increase in domestic demand and deteriorating export prospects resulting from the strength of the Euro. The countries of Central and Eastern Europe again recorded higher growth than the Euro zone. In Germany, the economic turnaround, which had been hoped for, did not materialize in the first six months of the year. Rising unemployment and continuing consumer uncertainty hampered investment and consumer demand.

DELIVERIES TO CUSTOMERS

In a stagnating world market, the Volkswagen Group delivered 2,471,593 automobiles worldwide in the first half of 2003, a decline of 1.6 % against the prior year comparative period. The Company's share of total new vehicle registrations worldwide was 11.7 (11.8) %.

Sales of Group vehicles in the still declining Europe/Rest of the World Region fell by 5.1 % to 1,589,905 units. There was still no clear positive trend in new vehicle registrations in the German passenger car market (- 0.9 %). The Volkswagen Group defended its leading market position in Germany, with a 29.8 (29.6) % share. In the total Western European market (including Germany), which was slightly down by 2.6 % against the prior year period, the Group maintained its leadership with a share of 17.7 (18.1) %. The main factor here was the continuing strength of sales in United Kingdom. Sales of the Golf fell slightly reflecting its position in the model life cycle, while the SEAT Ibiza, in particular, sustained its sales growth in European markets. Sales of the new Touran, New Beetle Cabriolet, Touareg, Audi A3 and Audi A8 products developed well. In Central and Eastern Europe the positive trend was sustained; deliveries of Group vehicles in the region increased over the previous year by 3.2 %.

In North America, deliveries of Group models in the first half of 2003 totalled 306,532 units, down 7.2 % against the prior year period. The automobile market in the USA remained weak, declining by a further 5.9 % despite extensive discounts on new vehicles offered by other manufacturers. The Volkswagen Group was more restrained than its market competitors with regard to sales incentives, and saw its vehicle sales in the USA fall by 11.8 % in total. The Group expanded its range in the US market with the launch of the Touareg. In Canada, deliveries of Volkswagen and Audi models were down 2.5 % on the previous year, achieving a market share of 5.1 (4.9) %. In a declining Mexican automobile market (- 5.4 %), growth in sales of Volkswagen models in particular, resulted in a 1.9 % increase in deliveries versus the equivalent 2002 period. As a result, the Volkswagen Group increased its market share to 27.3 (25.4) %.

In still difficult economic conditions in South America, deliveries of Group vehicles to customers fell to 171,473 units (- 18.8 %). In Brazil, sales in the weak passenger car market were down 21.3 %

DELIVERIES TO CUSTOMERS[1]

'000 units[2]	2nd quarter 2003	2002	%	1st half 2003	2002	%
Volkswagen brand group	880	933	- 5.7	1,718	1,750	- 1.8
Audi brand group	329	326	+ 0.8	625	622	+ 0.6
Commercial Vehicles	67	74	- 10.1	129	141	- 8.9
Volkswagen Group	**1,276**	**1,334**	**- 4.3**	**2,472**	**2,513**	**- 1.6**
Europe/Rest of the World	833	880	- 5.3	1,590	1,676	- 5.1
North America	160	178	- 10.1	307	330	- 7.2
South America/South Africa	97	121	- 19.8	197	239	- 17.7
Asia-Pacific	186	155	+ 19.9	378	267	+ 41.5

[1] 2002 deliveries to customers have been updated on the basis of statistical extrapolations.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.

on the previous year, with a market share of 23.6 (27.1) %. In the Argentine passenger car market, the Volkswagen Group increased its sales by 16.1 % in the first half-year against the comparative prior year period, which had been marked by serious economic crisis. Against a backdrop of stagnant overall growth in the South African market sales of the Volkswagen Group totalled 25,642 units, down 9.1 % on the previous year. The Group's market share was 21.2 (22.0) %.

In the Asia-Pacific Region, deliveries of Group vehicles in the first half of 2003 again rose substantially, by 41.5 %, to 378,041 units. Of particular note, in the fast-growing Chinese passenger car market, the Group sold a total of 323,459 vehicles to customers, an increase of 51.8 %, and thereby reaffirmed its lead over the competition with a market share of 32.3 (37.7) %. In Japan, deliveries of Volkswagen and Audi models fell by 5.3 % in a declining import market (- 5.8 %).

WORLDWIDE DEVELOPMENT OF INVENTORIES

Inventories held by our Group companies and by the worldwide dealership organization remained virtually unchanged in the second quarter, and overall remained at an optimum level for supplying our customers.

UNIT SALES, PRODUCTION AND EMPLOYEES

In the first six months of 2003 the Volkswagen Group sold a total of 2,513,792 vehicles to its dealership organization (+ 0.7 %). Of the total, 18.7 (18.5) % were sold in Germany. The worldwide increase in sales results primarily from the ongoing strong growth in China. Sales of the two Chinese joint ventures Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. rose by 79.3 % to 347,772 units.

The significantly expanded production volumes of the Chinese joint ventures in particular - which increased to 350,062 (193,074) vehicles - resulted in a 0.8 % increase in Group production worldwide to a total of 2,571,598 units. The portion of total production originating in Germany decreased to 33.7 (35.9) %. The total production figure includes 21,292 Ford Galaxy units (- 8.5 %), which are also included in unit sales but not in deliveries to customers.

The number of employees worldwide in the Group at June 30, 2003 increased slightly to 329.253 (+ 1.3 %). The increase resulted primarily from the expansion of production at Shanghai-Volkswagen Automotive Company Ltd. In Germany the Group employees stood at 169,295 (+ 1.4 %), of whom 3,233 are part of the new "5000 x 5000" collective pay model. The number of people employed in Germany as a percentage of the worldwide total remained virtually unchanged at 51.4 %, though as part of flexitime agreements in the run-up to the start of production of the new Golf working hours in the units concerned have been reduced.

NEW CONTRACT FOR THE DEALERSHIP ORGANIZATION

With effect from October 1, 2003, and following intensive and constructive negotiations with the Dealers' Association, Volkswagen AG and AUDI AG are introducing a new contract for the dealership organization of the Volkswagen Passenger Cars, Audi and Commercial Vehicles product lines, conforming to the requirements of the new European Block Exemption Regulation. The harmonized pan-European contract offers dealers a stable economic basis and, in addition to the legal changes, also particularly reflects the changed requirements of customers and markets. Its emphasis is on further enhancing the quality of support offered by dealerships, closer orientation of all dealership activities to customers' expectations, and optimum communication of the values represented by each specific brand.

PRODUCTION MILESTONES CELEBRATED

May 2003 saw the 12 millionth Passat roll off the line at the Emden plant since the start of production in 1973. As well as in Emden, Passat models are also produced in Zwickau, Shanghai (China) and Anchieta (Brazil). Another milestone was celebrated by VOLKSWAGEN SLOVAKIA. On May 28, 2003 the one millionth vehicle – a 228 kW Touareg V8 – rolled off its production line. Other models produced at the Bratislava site are the Golf, Bora, Polo and SEAT Ibiza, as well as gearboxes and components. In June AUTOEUROPA-AUTOMÓVEIS in Setubal (Portugal) likewise celebrated its one millionth vehicle produced – a 96 kW Sharan TDI.

EXPANSION OF CAPACITIES IN CHINA

As part of its growth strategy in China, the Volkswagen Group plans to double its capacity from the current level of around 800,000 units to 1.6 million in the next five years. This will pave the way for the incorporation of additional Group models into the existing product range on offer in China. The Group plans to produce its newest models in China along with the existing range. It was against this background that, in July 2003, the foundations were laid for a new FAW-Volkswagen Automotive Company Ltd. plant with an annual capacity of some 330,000 automobiles. Investments in this initial project total some 1 billion €. In the next five years the Volkswagen Group, together with its joint venture partners, will be investing some 6 billion € in China. This amount will be financed out of the cash flows of the joint ventures.

NEW SYNTHETIC FUEL IN USE

In cooperation with Shell, Volkswagen is currently trialling "SynFuel", a synthetic fuel made from natural gas. The trial was launched by a fleet test involving 25 Golf vehicles in May 2003. The new style fuel offers similar emission benefits as the direct use of compressed natural gas, and can also be used in conventional diesel engines. The fleet test forms part of a joint programme for the development of new sustainable, low cost vehicle technologies and fuels.

END OF AN AUTOMOBILE ERA

After almost 70 years, production of the legendary Beetle finally came to a close at the end of July 2003. The Beetle – latterly produced in Mexico – made Volkswagen world-famous, and was seen as the symbol of Germany's economic rise, as well as being a reliable companion to several generations of motorists. A total of 21.5 million Beetles were produced from beginning to end. And the legend lives on – in the New Beetle and the New Beetle Cabriolet.

PREMIERE OF THE NEW GOLF AT IAA

At the International Automobile Exhibition (IAA) from September 9 to 21, 2003, Volkswagen AG will be presenting the next generation of its successful Golf model. The model series comprises petrol engines with power outputs of between 55 and 184 kW and diesel units delivering between 55 and 118 kW. Deliveries to the dealership organization will begin in September 2003.

BUSINESS LINES

MARKETS

SALES REVENUE AND OPERATING PROFIT BY BUSINESS LINE

The sales revenue of the Volkswagen Group decreased by 2.8 % against the prior year to 42.8 billion €. The key factors here were negative effects of movements in exchange rates and, excluding the joint ventures in China, lower unit sales volumes. The joint venture companies are consolidated at equity, so their sales revenues and operating results are not included in the Group figures. The only effect of the growth in the Chinese companies reflected in the consolidated financial statements is an increase in Group sales revenue and operating profit based on a higher level of parts deliveries from the Group to the joint ventures. Group sales revenue was boosted by the sustained effects of price adjustments in 2002 and by the growth of the financial services business.

In the first half-year the operating profit was 1,220 million € (- 51.8 %). In addition to reduced unit volumes in key sales markets (excluding China), the result was heavily depressed primarily by the impact of negative exchange rate movements on sales revenue, as well as by upfront expenditures for new models and by higher levels of depreciation. The measures to improve product costs, alongside other cost-cutting programmes, were only partially able to offset those negative effects in the first half of the year.

The Volkswagen brand group was particularly affected by the difficult volume and exchange rate situation. This brand group is also scheduled to deliver a number of new model start-ups in 2003, and expenses were incurred in respect of those new models in the first half-year without corresponding sales revenue yet being generated by them. Despite continuous cost-cutting measures, the operating profit of the Volkswagen brand group was significantly reduced as a result of the heavy burdens imposed by exchange rate movements, upfront expenditures for the new model start-ups, and falls in volumes against a background of declining markets in Europe and the USA. The operating profit of the Audi brand group, too, was impacted by the exchange rate movements. However, increased sales and cost-cutting measures largely compensated for the negative effects of exchange rate movements. In the commercial vehicles business, the result was negatively impacted by the start-up of the new generation Multivan and Transporter. Financial Services Division increased its result again, based on successful business expansion.

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO JUNE 30

	Unit sales[1]		Sales revenue		Operating result	
'000 units/million €	2003	2002	2003	2002	2003	2002
Volkswagen brand group	1,758	1,751	22,065	24,189	319	1,520
Audi brand group	622	609	13,036	12,720	500	583
Commercial Vehicles	133	135	2,470	2,372	- 73	61
Financial Services/Europcar			5,052	4,514	447	347
Remaining companies[2]			208	265	27	21
Volkswagen Group	**2,514**	**2,495**	**42,831**	**44,060**	**1,220**	**2,532**

[1] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.
[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

VOLKSWAGEN GROUP

DIVISION/ SEGMENT	**AUTOMOTIVE DIVISION**				**FINANCIAL SERVICES DIVISION**	
BUSINESS LINE	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
PRODUCT LINE/ BUSINESS FIELD	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

SALES REVENUE AND OPERATING PROFIT BY MARKET

In the first half of 2003 the sales revenue of the Volkswagen Group in the Europe/Rest of the World Region increased over the previous year, despite a decline in unit sales. The increased proportion of higher-value vehicles more than compensated for the decrease in sales volume. In North America and in the South America/South Africa Region, the previous year's level of sales revenue was not matched. In these regions, the effects of declining volumes were exacerbated by the depreciation of the key currencies – the US Dollar, the Mexican Peso and the Brazilian Real. Sales growth in the Asia-Pacific Region resulted from increased deliveries by the Group to the joint venture companies in China.

In Europe there was a general market decline. This heavily depressed the business development of the Volkswagen Group, especially as the new models launched in first half of 2003 did not yet make a substantial contribution to overall unit sales. Consequently, operating profit in the Europe/Rest of the World Region fell, primarily due to lower unit sales. Profits were also impacted by negative exchange rate movements, in respect of the Pound Sterling in particular. In North America the result was well down on the previous year. The fall in unit sales, higher marketing costs and the effects of negative exchange rate movements, in particular relative to the first half of 2002, could not be compensated. In South America, the difficult economic situation in Brazil has not improved. The company again reported a loss. Consequently, an extensive redimensioning of facilities is scheduled to take place over the remaining course of the year. In the Asia-Pacific Region, operating profit was significantly above the previous year's level.

KEY FIGURES BY MARKET FROM JANUARY 1 TO JUNE 30

	Sales revenue		Operating result	
million €	2003	2002	2003	2002
Europe/Rest of the World	31,063	30,562	1,039	1,669
North America	7,030	8,803	59	815
South America/South Africa	1,775	2,367	- 142	- 143
Asia-Pacific*	2,963	2,328	264	191
Volkswagen Group*	**42,831**	**44,060**	**1,220**	**2,532**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific Region, as these companies are consolidated at equity. The Chinese companies reported an operating profit (pro rata) of 361 (226) million €.

SALES REVENUE OF THE VOLKSWAGEN GROUP

In the first half of 2003 the sales revenue of the Volkswagen Group fell slightly against the prior year period to 42,831 million € (- 2.8 %). Sales revenue was mainly depressed by the strength of the Euro, especially against the US Dollar. In addition the decline in unit sales (excluding the Chinese joint ventures) had a negative impact on the development of sales revenue. The increase in unit sales achieved by the joint venture companies in China had a disproportionately small effect on the sales revenue of the Group, essentially in the form of increased deliveries of vehicle components – primarily from Volkswagen AG and AUDI AG – as the joint venture companies in China are consolidated at equity. With an 11.9 % rise in sales revenue, the expanding financial services business made a positive contribution to the development of sales revenue. Of the total Volkswagen Group sales revenue, 29,790 million € (69.6 %) was generated outside Germany.

EARNINGS DEVELOPMENT

In the reporting period the gross profit of the Automotive Division for the Group as a whole was down on the prior year comparative at 4,967 million €, primarily as a result of declining volumes and exchange rates. In addition to the decline in demand in the USA, Europe and Brazil resulting from difficult market conditions, the strike in the Eastern German states led to loss of production at the Wolfsburg and Mosel sites. Unfavourable exchange rate movements and additional costs relating to the ongoing model initiative also depressed earnings. In contrast, the positive trend in the financial services business was sustained. In the first half of 2003 the Group's distribution costs decreased slightly against the previous year to 3,614 million €, based on its strategy of maintaining value. Marketing expenditure on sales promotion campaigns in Europe and the USA was well below the still rising level of incentives offered by competitors. The increase in administrative expenses, up 4.1 % to 1,128 million €, resulted primarily from Group companies consolidated for the first time in the second half of 2002. The "Other operating result" increased to 360 million € (previous year: - 76 million €), mainly due to higher income from currency hedging transactions and from other trade receivables. In addition, the previous year had been negatively impacted by the devaluation of the Peso in Argentina. Operating profit totalled 1,220 million € (- 51.8 %). The financial result improved by 59 million € to - 210 million €. In addition to an improved result from the joint ventures consolidated at equity in the Group's financial statements, the fair-value valuation of securities resulted in write-ups, although, on the other hand, there was a higher level of interest expenditure.

Profit before tax in the reporting period was 1,010 million € (previous year: 2,263 million €). The profit after tax was 596 million € (previous year: 1,403 million €). The negative effects of the moratorium on the offsetting of corporation tax credits contained in the recent Tax Relief Reduction Act passed in Germany are already reflected pro rata in the increased tax rate relative to the prior year comparative period and to first quarter 2003.

EARNINGS PER SHARE

Undiluted earnings per share were calculated by dividing earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the financial year. Dilution of the earnings per share results from so-called potential shares. These include option rights, though such rights only dilute earnings if they result in issue of shares at a price below the average market price of the share. The increased number of diluted shares in first quarter 2002 resulted from the conversion rights relating to the second tranche of the share option plan, whereas in the period from January to June 2003 no dilution occurred because the average price had fallen below the option price.

EARNINGS PER SHARE

		2nd quarter		1st half	
		2003	2002	2003	2002
Weighted average number of outstanding shares in million					
undiluted:	ordinary shares	278.6	277.8	278.6	277.8
	preferred shares	105.2	105.2	105.2	105.2
diluted:	ordinary shares	278.6	279.0	278.6	278.9
	preferred shares	105.2	105.2	105.2	105.2
Profit in million €					
Profit after tax		394	776	596	1,403
Minority interests		4	2	4	2
Net profit attributable to shareholders of Volkswagen AG		390	774	592	1,401
Earninings per share in €					
undiluted:	ordinary share	1.02	2.02	1.53	3.64
	preferred share	1.02	2.02	1.59	3.70
diluted:	ordinary share	1.02	2.01	1.53	3.63
	preferred share	1.02	2.01	1.59	3.69

PROFIT BEFORE TAX BY QUARTERS
VOLKSWAGEN GROUP (MILLION €)


1,500
1,250
1,000
750
500
250
0
1st Q 2002
2nd Q 2002
3rd Q 2002
4th Q 2002
1st Q 2003
2nd Q 2003

OUTLOOK

The first half-year was primarily influenced by declining sales in the important markets and by the continuing strength of the Euro versus key currencies, such as the US Dollar, the Pound Sterling and the Japanese Yen. In addition start-up costs and upfront expenditures for the new models had a negative impact on the operating profit of the Volkswagen Group.

In the second half-year, the development of the operating profit will be increasingly positively influenced by growing sales of the new models, Touareg, Touran, Audi A3, Audi A8, the new generation of the Transporter and the new Golf, which comes onto the market in the Autumn. Our programme of optimizing product costs and reducing planned investment expenditure will also lead to a sustainable positive contribution to earnings development.

For full year 2003 we expect that the operating profit will be significantly under that of the previous year, in particular on account of special effects from restructuring measures in Brazil.

INVESTMENTS IN TANGIBLE ASSETS AND CASH FLOW IN THE AUTOMOTIVE DIVISION

In the first six months of financial 2003 the Volkswagen Group invested 2,879 million € (+ 2.7 %) in its Automotive Division, with investments in tangible assets in the second quarter down 12.8 % against first quarter 2003 at 1,341 million €. A major part of the investment in tangible assets was again devoted to the expansion of the model range and the upgrading of manufacturing facilities. One of the key areas of emphasis was the new Golf, scheduled for launch in the Autumn.

Cash flow in the Automotive Division decreased by 38.7 % to 2,874 million € in the reporting period. Overall investments in the first half of 2003 could not be financed in full from self-generated funds.

BOND SUCCESFULLY PLACED ON THE MARKET

In order to take advantage of the historically low interest rate level, a bond with a total value of 4.5 billion € issued in several tranches was successfully placed in May 2003 for the Automotive Division through the Dutch financing company Volkswagen International Finance N.V., with a guarantee from Volkswagen AG. The terms of the individual tranches are between 6 and 15 years. The response from the international capital markets has been extraordinarily positive.

NET LIQUIDITY

Adjusted by the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, the net liquidity of the Automotive Division at the end of the reporting period remained comfortably positive at 2.7 billion €, despite the high level of upfront expenditure for new model start-ups. Excluding the adjustment factors, the net liquidity of the Automotive Division at the end of the reporting period was - 748 million €.

The net liquidity of the Volkswagen Group at June 30, 2003 was - 41.2 billion €. The change against the prior year comparative date also resulted from the additional capital requirement of the still expanding financial services business, in which the net debt increased against the figure at June 30, 2002 by 3.2 billion € to 40.4 billion €.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first six months of financial 2003 research and development costs were slightly above the level of the prior year comparative period. The capitalization ratio in the Group of 48.9 (53.9) % was below the previous year's level. It reflects the current status of individual development projects.

RATINGS

Volkswagen's credit rating has been reassessed by leading rating agencies. Moody's Investors Service retained the existing rating (long-term: A1/short-term: P-1); the outlook was downgraded to "Negative". Standard & Poor's reclassified the long-term credit-worthiness of the Volkswagen Group in July 2003 down from "A+" to "A". The short-term rating was confirmed as "A-1". Standard & Poor's rates the outlook as "Stable".

FINANCIAL SERVICES DIVISION

The business of the Financial Services Division developed positively in the first half of 2003. The number of finance, leasing and insurance contracts worldwide in the period January 1 to June 30, 2003 increased against the prior year period to 5,554 thousand (+ 6.1 %). The proportion of vehicle deliveries to customers which were financed and leased worldwide increased by 3.1 percentage

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

million €	1st half 2003	1st half 2002	%
Total research and development costs	1,968	1,922	+ 2.4
capitalized	962	1,035	- 7.0
not capitalized	1,006	887	+ 13.4
Amortization of capitalized development costs	590	482	+ 22.3
Research and development costs as per income statement	**1,596**	**1,369**	**+ 16.5**

points to 36.8 (33.7) %, based on consistent credit criteria. At the end of June the Financial Services Division represented some 44 % of overall Group assets. Deposits in Volkswagen Bank *direct* increased against the period to December 31, 2002 by 12.9 % to 6,339 million €, evidencing the success of the Group's expansion into the direct banking business. The additional funding required was financed primarily through external capital, as is common in the industry.

Another satisfying development in the first half of 2003 has been the progress of the Europcar Group. This resulted in particular from the sustainable effects of process optimization, from cost-cutting measures, and from the restructuring of the customer base implemented in the previous year. At the same time, Europcar has extended its product range and achieved further growth in its car rental business, despite the current weakness of consumer demand.

SHARE OPTION PLAN CONTINUED

Volkswagen AG continued the programme initiated in 1999, with the creation of a potential capital totalling 39.7 million € already authorized by the 2002 Annual General Meeting to support a share option plan. Those entitled to participate are the members of the Board of Management and other management staff as well as employees as a whole.

With the consent of the Supervisory Board, the Board of Management implemented a fifth tranche of the share option plan, offering convertible bonds to eligible employees within the subscription period from June 2 to July 11, 2003. The initial conversion price per ordinary share following a 24 month blocking period will be 40.19 €. It will increase on publication of the interim report for January to September 2005 to 42.02 €; on publication of the interim report for January to September 2006 to 43.85 €; and on publication of the interim report for January to September 2007 to 45.68 €. The term of the fifth tranche will end on July 11, 2008.

Few of the currently convertible share options arising from the first three tranches had been exercised up to the end of the reporting period. The main grounds for this were the generally difficult conditions on stock markets and the demanding benchmarks applied in setting the conversion prices.

MEETING OF THE SUPERVISORY BOARD ON JUNE 30, 2003

At its meeting on June 30, 2003, the Supervisory Board approved an amendment of the Articles of Association in connection with the new sales and marketing structures in the Volkswagen Group. Accordingly, the "Sales and Marketing" function of the Board of Management of Volkswagen AG was abolished with immediate effect.

The responsibility of the individual automobile brands Volkswagen Passenger Cars, Audi, SEAT, Škoda, Bentley, Bugatti and Lamborghini for their own sales and marketing has been further strengthened. Consequently, worldwide responsibility for unit volumes and earnings lies no longer with the respective national Group companies, but directly with the brands. Key regional markets will continue to be coordinated at Group level. The aim of the restructuring is to enhance the profiles of the individual brands and enable them to operate even more flexibly and efficiently in the global competitive environment.

The Supervisory Board also gave its consent to the Board of Management's expansion plans with regard to additional production capacity for the Chinese market.

VOLKSWAGEN AKTIENGESELLSCHAFT

The Board of Management
Wolfsburg, July 2003

ACCOUNTING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

Volkswagen AG has made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and has prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standard Interpretations Committee (SIC). Accordingly, this Interim Report to June 30, 2003 was likewise prepared in conformance to IAS 34. The interim consolidated financial statements are unaudited.

ACCOUNTING AND VALUATION METHODS

In the preparation of the interim financial statements and the presentation of the prior year comparatives the same consolidation principles and accounting and valuation methods were used as for the 2002 consolidated financial statements. A detailed description of the methods applied is published in the notes to our Annual Report 2002. It can also be accessed on the Internet at www.volkswagen-ir.de. In the event of changes in classification the prior year comparatives were adjusted accordingly.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated Group companies comprise all major companies in Germany and abroad of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the first half of 2003 there were no changes of note in the scope of consolidation.

DIVIDEND PAYMENT

In the second quarter Volkswagen AG paid out to its shareholders the dividend for the 2002 financial year totalling 505 million €, in accordance with the resolution passed by the Annual General Meeting on April 24, 2003. Of that total, 362 million € was paid on ordinary shares and 143 million € on preferred shares.

CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time. The net liquidity is presented on page 13 of this report.

MATTERS OF SPECIAL NOTE

No matters of special note occurred after the end of the first half-year 2003.

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

million €	Volkswagen Group 2003	Volkswagen Group 2002	Automotive[1] 2003	Automotive[1] 2002	Financial Services 2003	Financial Services 2002
Sales revenue[2]	**42,831**	**44,060**	**37,779**	**39,546**	**5,052**	**4,514**
Cost of sales[2]	37,864	37,379	33,218	33,239	4,646	4,140
Gross profit of Automotive Division	**4,967**	**6,681**	**4,561**	**6,307**	**406**	**374**
Gross profit of Financial Services Division	**635**	**649**	**- 143[3]**	**- 107[3]**	**778[4]**	**756[4]**
Distribution costs	3,614	3,638	3,301	3,335	313	303
General administrative expenses	1,128	1,084	799	749	329	335
Other operating result	360	- 76	455	69	- 95	- 145
Operating profit	**1,220**	**2,532**	**773**	**2,185**	**447**	**347**
Financial result	- 210	- 269	- 214	- 299	4	30
Profit before tax	**1,010**	**2,263**	**559**	**1,886**	**451**	**377**
Taxes on income	414	860	227	722	187	138
Profit after tax	**596**	**1,403**	**332**	**1,164**	**264**	**239**

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM APRIL 1 TO JUNE 30

million €	Volkswagen Group 2003	Volkswagen Group 2002	Automotive[1] 2003	Automotive[1] 2002	Financial Services 2003	Financial Services 2002
Sales revenue[2]	**22,133**	**22,794**	**19,489**	**20,351**	**2,644**	**2,443**
Cost of sales[2]	19,661	19,293	17,231	17,076	2,430	2,217
Gross profit of Automotive Division	**2,472**	**3,501**	**2,258**	**3,275**	**214**	**226**
Gross profit of Financial Services Division	**317**	**307**	**- 75[3]**	**- 58[3]**	**392[4]**	**365[4]**
Distribution costs	1,868	1,899	1,707	1,736	161	163
General administrative expenses	591	569	419	390	172	179
Other operating result	286	62	330	122	- 44	- 60
Operating profit	**616**	**1,402**	**387**	**1,213**	**229**	**189**
Financial result	63	- 136	61	- 153	2	17
Profit before tax	**679**	**1,266**	**448**	**1,060**	**231**	**206**
Taxes on income	285	490	187	448	98	42
Profit after tax	**394**	**776**	**261**	**612**	**133**	**164**

[1] Including allocation of the consolidation items between the Automotive and Financial Services divisions.
[2] Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.
[3] Primarily consolidation of finance cost subsidies.
[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and finance leases.

BALANCE SHEET BY DIVISION AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

million €	Volkswagen Group 2003	2002	Automotive[1] 2003	2002	Financial Services 2003	2002
Non-current assets	35,122	34,563	34,700	34,166	422	397
Leasing and rental assets	8,571	8,445	162	163	8,409	8,282
Current assets[2) 3)]	74,251	65,888	31,711	25,187	42,540	40,701
Total assets	**117,944**	**108,896**	**66,573**	**59,516**	**51,371**	**49,380**
Capital and reserves	24,342	24,634	20,238	20,865	4,104	3,769
Minority interests	52	57	52	57	–	–
Provisions[2)]	25,360	24,907	23,628	23,170	1,732	1,737
Liabilities[3)]	68,190	59,298	22,655	15,424	45,535	43,874
Total capital	**117,944**	**108,896**	**66,573**	**59,516**	**51,371**	**49,380**

1) Including allocation of the consolidation items between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges and deferred income.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

million €	Subscribed capital	Captial reserve	Revenue reserves	of which currency adjustment*	of which reserve for cash flow hedges*	Accumulated profits	Total
at January 1, 2002	**1,087**	**4,415**	**14,546**	**(- 72)**	**(- 113)**	**3,947**	**23,995**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	1,403	1,403
Allocation to reserves	–	–	175	–	–	- 175	–
Dividend payments	–	–	–	–	–	- 503	- 503
Other changes	–	–	- 853	(- 918)	(104)	64	- 789
at June 30, 2002	**1,087**	**4,415**	**13,868**	**(- 990)**	**(- 9)**	**4,736**	**24,106**
at January 1, 2003	**1,089**	**4,451**	**13,905**	**(- 1,489)**	**(- 189)**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	596	596
Allocation to reserves	–	–	90	–	–	- 90	–
Dividend payments	–	–	–	–	–	- 516	- 516
Other changes	–	–	- 239	(- 276)	(- 9)	- 133	- 372
at June 30, 2003	**1,089**	**4,451**	**13,756**	**(- 1,765)**	**(- 198)**	**5,046**	**24,342**

* The "of which" items are shown in brackets.

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO JUNE 30

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2003	2002	2003	2002	2003	2002
Profit before tax	1,010	2,263	559	1,886	451	377
Income taxes paid	- 426	- 614	- 355	- 414	- 71	- 200
Depreciation	3,721	3,455	3,002	2,787	719	668
Change in pension provisions	160	225	156	221	4	4
Other expenses/income not affecting cash flow[2]	20	- 248	- 97	- 284	117	36
Gross cash flow	**4,485**	**5,081**	**3,265**	**4,196**	**1,220**	**885**
Change in working capital	**- 266**	**824**	**- 391**	**494**	**125**	**330**
Change in inventories	- 1,373	- 425	- 1,287	- 434	- 86	9
Change in receivables	- 769	- 1,346	- 748	- 1,233	- 21	- 113
Change in liabilities	1,480	2,284	1,245	1,854	235	430
Change in other provisions	396	311	399	307	- 3	4
Cash flows from operating activities	**4,219**	**5,905**	**2,874[3]**	**4,690[3]**	**1,345**	**1,215**
Cash flows from investing activities	**- 7,279**	**- 7,701**	**- 3,937**	**- 3,997**	**- 3,342**	**- 3,704**
of which: Investments in tangible and other intagible assets	- 2,927	- 2,832	- 2,879	- 2,803	- 48	- 29
Development costs (capitalized)	- 962	- 1,035	- 962	- 1,035	–	–
Net cash flow	**- 3,060**	**- 1,796**	**- 1,063**	**693**	**- 1,997**	**- 2,489**
Change in investments in securities	286	220	285	231	1	- 11
Cash flows from financing acitivities	7,702	1,654	5,118	- 477	2,584	2,131
Cash flows from changes in exchange rates and to the scope of consolidation	- 57	- 116	- 52	- 85	- 5	- 31
Change in cash and cash equivalents	**4,871**	**- 38**	**4,288**	**362**	**583**	**- 400**
Cash and cash equivalents at June 30[4]	**7,858**	**4,247**	**6,526**	**3,801**	**1,332**	**446**
Securities and loans	3,950	4,279	3,632	3,826	318	453
Gross liquidity	**11,808**	**8,526**	**10,158**	**7,627**	**1,650**	**899**
Total third-party borrowings	- 52,983	- 43,002	-10,906	- 4,848	- 42,077	- 38,154
Net liquidity at June 30	**- 41,175**	**- 34,476**	**- 748**	**2,779**	**- 40,427**	**- 37,255**
For information purposes: at January 1	- 38,778	- 33,928	459	2,701	- 39,237	- 36,629
Adjustments for the negative net liquidity of financing and other companies			3,410	4,843		
Net liquiditiy in the core automotive business at June 30			**2,662**	**7,622**		

[1] Including allocation of the consolidation items between the Automotive and Financial Services divisions.
[2] Primarily valuation of financial instruments at market value and valuation of investments at equity.
[3] Before consolidation of intra-Group relationships 3,111 (4,695) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

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INVESTOR RELATIONS

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The Interim Report is also available on the Internet, in German and English, at www.volkswagen-ir.de.

SCHEDULDED DATES

OCTOBER 29, 2003
Interim Report January to September

MARCH 9, 2004
Annual Press Conference/Publication of the 2003 Annual Report

MARCH 10, 2004
International Investors' and Analysts' Conference

APRIL 22, 2004
Annual General Meeting


IN T 9004

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